Exhibit 1

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

September 9, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS ANNOUNCES DIRECTOR APPOINTMENT

Enerplus Resources Fund (“Enerplus”) is pleased to announce the appointment of Mr. W. C. (Mike) Seth to the Board of Directors.

Mr. Seth has over 30 years of experience in all aspects of oil and gas reserve evaluations and is currently Chairman of McDaniel & Associates Consultants Ltd. (“McDaniel”), a Calgary-based engineering consulting firm. Prior to his appointment to Chairman in July of this year, Mr. Seth held the position of President and Managing Director of McDaniel.

Mr. Seth is a member of a number of energy and business related organizations including the Petroleum Society of C.I.M., the Association of Professional Engineers, Geologists & Geophysicists of Alberta and the Calgary Chamber of Commerce. He is also active in community and charity work and served as the Registration Chair for the 2000 World Petroleum Congress. Mr. Seth holds a BA Sc. Mechanical Engineering from the University of British Columbia.

We welcome Mr. Seth to the Board of Directors of Enerplus.

For further information, please contact Eric Tremblay, Senior Vice President, Capital Markets or the Investor Relations Department at 1-800-319-6462.